 

05037146



SECUR. _____ .SSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 4 2005

SEC FILE NUMBER
8- 52381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/04____ AND ENDING ____12/31/04____
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER: **HIGHLAND CAPITAL MANAGEMENT, L.P.**

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1716
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff O'Brien   (312) 362-3051
                                                                                               (Area Code-Telephone No)

B. ACCOUNT IDENTIFICATION

PROCESS~~~
MAR 1 1 2005
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – if individual, state last, first, middle name)

141 W. Jackson Blvd., Suite 2900	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE
    [X]   Certified Public Accountant
    [   ]   Public Accountant
    [   ]   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

OATH OR AFFIRMATION

I, Jeff O'Brien, affirm that, to the best of my knowledge and belief, the accompanying financial statements and Supplemental information pertaining to the firm of **Highland Capital Management, L.P.** as of December 31, 2004 are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

_____
Signature

member of General Partner
Title

Highland Capital Management LP

_____
Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[x] (c) Statement of Income
[x] (d) Statement of Changes in Partners' Capital
[x] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:
[x] (g) Computation of Net Capital
[x] (h) Computation for Determination of Reserve Requirements pursuant
          to Rule 15c3-3
[x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[x] (j) A Reconciliation, including appropriate explanation, of the Computation
          of Net Capital Under Rule 15c3-1 and the Computation for
          Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements
          of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[x] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to
          have existed since the date of the previous audit.

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Partners of
    Highland Capital Management, L.P.
        Chicago, Illinois

We have audited the accompanying statement of financial condition of Highland Capital Management, L.P. (an Illinois Limited Partnership) as of December 31, 2004, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Highland Capital Management, L.P. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under Rule 17a-5 by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 7, 2005

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

Cash in bank	$	4,619
Receivable from clearing brokers		232,121
Equities owned, at market		16,303,717
Other assets		10,000
TOTAL ASSETS	$	16,550,457

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES

Equities sold, not yet purchased, at market	$	8,706,276
Interest and dividends payable		10,634
Accrued expenses		14,854
Total Liabilities		8,731,764

PARTNERS' CAPITAL

General partner		3,780
Limited partners		7,814,913
Total Partners' Capital		7,818,693
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	16,550,457

See accompanying notes.

2

Highland Capital Management, L.P.
(An Illinois Limited Partnership)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES

Firm trading	$	1,037,151
Interest and dividend income		6,198,694
Net gains (losses) from investments	(	596,670)
Total Revenues		6,639,175
Interest and dividend expense	(	5,690,791)
Net revenues		948,384

EXPENSES

Employee compensation and benefits	79,211
Commissions, floor brokerage and exchange fees	32,558
Communications and publications	12,556
Professional fees	22,032
Office rent	8,580
Seat lease	6,650
Other	65,927
Total Expenses	227,514
NET INCOME $	720,870

See accompanying notes.

Highland Capital Management, L.P.
(An Illinois Limited Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
YEAR ENDED DECEMBER 31, 2004

	General Partner	Limited Partners	Total
Partners' capital at December 31, 2003	$ 138,366	$ 7,038,440	$ 7,176,806
Partners' contributions	-	1,981,698	1,981,698
Partners' withdrawals	(469,471)	(1,591,210)	(2,060,681)
Net income	334,885	385,985	726,870
Partners' capital at December 31, 2004	$ 3,780	$ 7,814,913	$ 7,818,693

See accompanying notes.

Highland Capital Management, L.P.
(An Illinois Limited Partnership)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES		
Net income	$	720,870
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Securities owned, net		10,006,765
Other assets		912,195
Increase (decrease) in operating liabilities:		
Accrued expenses	(	23,719)
Net payable to clearing broker	(	11,547,249)
Net interest and dividend payable		10,634
Total Adjustments	(	641,374)
NET CASH PROVIDED BY OPERATING ACTIVITIES		79,496
FINANCING ACTIVITIES		
Partners' capital contributions		1,981,698
Partners' capital withdrawals	(	2,060,681)
NET CASH USED IN FINANCING ACTIVITIES	(	78,983)
NET INCREASE IN CASH		513
CASH BALANCE, BEGINNING OF YEAR		4,106
CASH BALANCE, END OF YEAR	$	4,619
Supplemental Cash Flow Information:		
Cash payments for interest during the year	$	333,380
Cash payments for taxes during the year	$	-0-

See accompanying notes.

5

(1) NATURE OF BUSINESS

Highland Capital Management, L.P. (the "Company") is a limited partnership formed under the Illinois Revised Uniform Limited Partnership Act, to trade and invest in securities and is a registered securities broker-dealer and member of the Chicago Stock Exchange.

(2) SUMMARY OF SIGNIFICANT POLICIES

Securities owned and securities sold, not yet purchased, are carried at quoted market values. Securities transactions are recorded on trade date and, accordingly, gains and losses are recorded on unsettled transactions.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) LIMITED PARTNERSHIP AGREEMENT

The income or loss of the Company is allocated among the partners based on their capital accounts at the beginning of each accounting period, in accordance with the partnership agreement.

The General Partner, Glenfinnen Capital, L.L.C., receives a special allocation of profits based on quarterly profits earned on funds contributed by Limited Partners. The General Partner's allocation amounts to 40% of quarterly profits exceeding a high water mark.

(4) INCOME TAXES

No provision is made for federal income taxes as the income or loss of the Company flows directly through to the income tax returns of the individual partners. However, the Company is subject to Illinois replacement tax.

(5) *FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT*

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk, which include exchange-traded equity and index options and short stock.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

All financial instruments with off-balance sheet risk and other derivative financial instruments are held for trading purposes.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk).

The contractual or notional amounts related to derivative financial instruments reflect the volume and activity and do not reflect the amounts at risk. At December 31, 2004, the Company had no open derivative financial statements.

In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

At December 31, 2004, a significant credit concentration consisted of the total net equity of the Company with the Company's clearing broker, First Options of Chicago, Inc. Management does not consider any credit risk associated with this net receivable to be significant.

(6) *NET CAPITAL REQUIREMENTS*

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the SEC, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of approximately $3,886,000 which exceeded requirements by approximately $3,786,000. The Company's net capital ratio was less than 1 to 1.

(7)   *OPERATING LEASES*

The Company has signed an office space lease on a month to month basis. The total rent paid during the year ended December 31, 2004 was $8,580.

(8)   *SUBSEQUENT EVENTS*

Between January 1, 2005 and February 7, 2005, there were Limited Partner contributions and withdrawals of $384,100 and $254,528, respectively.

SUPPLEMENTARY INFORMATION

Highland Capital Management, L.P.
(An Illinois Limited Partnership)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2004

NET CAPITAL			
Partners' capital		$	7,818,693
LESS:			
Non-allowable assets			
Other assets			(10,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES			7,808,693
Haircuts on securities			
Trading and investment securities haircuts	$3,081,154		
Undue concentration charges	841,692		(3,922,846)
NET CAPITAL		$	3,885,847
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required (Greater of 6-2/3% of aggregate			
indebtedness or $100,000)		$	100,000
EXCESS NET CAPITAL		$	3,785,847
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Accrued expenses		$	14,854
TOTAL AGGREGATE INDEBTEDNESS		$	14,854
Percentage of aggregate indebtedness to net capital			<1%

Note: There are no material differences between the audited computation of net capital above and that per the Company's unaudited FOCUS report as filed.

Highland Capital Management, L.P.
(An Illinois Limited Partnership)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND
INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners of
    Highland Capital Management, L.P.
        Chicago, Illinois

In planning and performing our audit of the financial statements of Highland Capital Management, L.P. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Highland Capital Management, L.P., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that Highland Capital Management, L.P., although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2004, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Stock Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Chez, LLP

Chicago, Illinois
February 7, 2005